Skadden, Arps, Slate, Meagher & Flom llp
525 UNIVERSITY AVENUE
PALO ALTO, CALIFORNIA 94301

TEL: (650) 470-4500
FAX: (650) 470-4570
www.skadden.com
May 18, 2009
VIA EDGAR
Daniel F. Duchovny, Esq.
Special Counsel
Office of Mergers & Acquisitions
Securities and Exchange Commission
Division of Corporation Finance
Station Place
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Emulex Corporation
Soliciting Materials filed pursuant to Rule 14a-12 by Broadcom Corporation and Fiji Acquisition Corporation
Filed April 21, 2009 and May 5, 2009 File No. 001-31353

Preliminary Consent Statement filed by Broadcom Corporation and Fiji Acquisition Corporation
Filed May 5, 2009
File No. 001-31353

Schedule TO-T filed by Broadcom Corporation and Fiji Acquisition Corporation
Filed May 5, 2009
File No. 005-34050
Dear Mr. Duchovny:
          On behalf of Broadcom Corporation, a California corporation (“Parent”) and Fiji Acquisition Corporation, a Delaware corporation (“Purchaser” and, together with Parent, “Broadcom”), this letter sets forth Broadcom’s response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated May 12, 2009 (the “Comment Letter”), regarding the soliciting materials filed by Parent on April 21, 2009 and by Broadcom on May 5, 2009 (the “14a-12 Filings”), pursuant to Rule 14a-12
Confidential Treatment Requested by Broadcom Corporation and Fiji Acquisition Corporation
BC/FAC 05182009 — 1

Daniel F. Duchovny
Securities and Exchange Commission
May 18, 2009

under the Securities Exchange Act of 1934, the preliminary consent statement filed by Broadcom on May 5, 2009 (the “Preliminary Consent Statement”) and the Schedule TO-T filed by Purchaser on May 5, 2009. For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to Broadcom’s response to such comment.
          Please note that Broadcom is requesting confidential treatment pursuant to Rule 83 of the Commission’s Rules on Information Requests, 17 C.F.R. Section 200.83, with respect to portions of the response to Comment 3.
Soliciting Materials filed pursuant to Rule 14a-12 filed April 21, 2009
1.	Please note that the participant information required by Rule 14a-12(a)(1)(i) should be filed pursuant to the rule in connection with the current solicitation. The rule contemplates that the information be provided in a previously filed communication related to the current solicitation or a separate statement filed as Rule 14a-12 material. See Section II.C.1.b of SEC Release No. 33-7760.

Response: The Preliminary Consent Statement describes the identity of the participants in the solicitation and a description of their direct or indirect interests, by security holdings or otherwise, in the section entitled “Information About Participants”. Future soliciting materials filed by Broadcom pursuant to Rule 14a-12 will include such information or a prominent legend in clear, plain language advising security holders where they can obtain that information.

2.	Please revise your disclosure in future filings to state that the company and each person referenced is a participant in the solicitation, instead of stating that each person may be deemed a participant. Refer to Instruction 3 to Item 4 of Schedule 14A.

Response: Broadcom will revise its disclosure in future filings accordingly.

3.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note:
•	your assertion that the transaction would be accretive to earnings per share in 2010.

•	your assertion that you have a “rich and successful history integrating approximately 40 acquisitions over the last 15 years with a large number of employees from those transactions still with us today.”

•	your assertion that the combination with Emulex “. . . is a highly achievable proposal to deliver value to customers and employees of both companies.”
Confidential Treatment Requested by Broadcom Corporation and Fiji Acquisition Corporation
BC/FAC 05182009 — 2

Daniel F. Duchovny
Securities and Exchange Commission
May 18, 2009

Response:
3a. Based on mean analyst estimates for 2010 non-GAAP net income (per Thomson First Call)1 of Emulex Corporation, a Delaware corporation (“Emulex”), less the foregone after-tax interest expense2, the transaction would be accretive to Parent’s 2010 non-GAAP net income, excluding any purchase accounting related adjustments and fair value measurements.

($ in millions)
2010 Non-GAAP Income	$	[*]	[2]
After-Tax Interest Cost	$	[*]

Accretion to Non-GAAP Net Income	$	[*]
3b. For the 18 acquisitions Parent has made since January, 2004, Parent has retained 81% of the employees who joined via those acquisitions.

Company	Acq Date	Initial Employees	Remaining Employees	Percent Retained

[**********]
3c. The combination of Parent and Emulex would deliver value to both companies’ customers by combining the companies’ financial resources, intellectual property and technological capabilities to increase the variety and quality of products available to customers. This combination of resources and intellectual property would allow the combined company to provide opportunities for engineers and other employees to work on increasingly sophisticated and professionally rewarding projects. Broadcom believes that the proposed combination is “highly achievable” because security holders may reasonably determine that the proposal offers an attractive outcome for their investment, as described below in response to comment 12 and both companies are headquartered in the same community, facilitating the integration process.
Soliciting Materials filed pursuant to Rule 14a-12 filed May 5, 2009
4.	Please provide us support for your disclosure that “Emulex’s revenue fell short of analysts’ expectations [for the most recent quarter], and the midpoint of Emulex’s revenue guidance for the June 2009 quarter implies Emulex is likely to deliver its 6th quarter of sequential decline.” Also, provide us support for the revised analyst models and analyst estimates for calendar years 2009 and 2010. Finally, explain how lowered

[1]	See Exhibit A which has been provided to the Staff supplementally. Mean analyst estimates as of April 20, 2009.

[2]	Assumes [*]% cost of cash interest expense and [*]% tax rate. Based on $764mm equity value at $9.25.
Confidential Treatment Requested by Broadcom Corporation and Fiji Acquisition Corporation
BC/FAC 05182009 — 3

Daniel F. Duchovny
Securities and Exchange Commission
May 18, 2009

analyst estimates suggest that “Emulex’s future standalone opportunities amid increased competition remain highly uncertain.”
Response: The mean of analyst estimates for Emulex’s revenue for the most recent quarter ending March 29, 2009 was approximately $80.9mm one week prior to Emulex’s earnings announcement per Thomson First Call.3 Emulex’s reported revenue for the quarter ending March 29, 2009 was $78.6mm, which fell below the mean revenue estimate.
For the quarter ending June 28, 2009, Emulex has provided guidance for total net revenues in the range of $73-$80mm.4 The midpoint of this range, $76.5mm, would constitute a 6th straight quarter of revenue decline as shown below.5

($ in millions)	FY2008			FY2009
	Q2	Q3	Q4	Q1	Q2	Q3	Q4E
Emulex Revenue	$130.6	$127.8	$112.8	$111.7	$108.7	$78.6	$76.5
		(2.1%)	(11.8%)	(0.9%)	(2.7%)	(27.7%)	(2.6%)
The table below shows the mean analyst estimates per Thomson First Call6 for calendar years 2009 and 2010 one week prior to Emulex’s earnings announcement and one week after.

($ in millions)	CY2009					CY2010
	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total
Revenue (4/20)	$80.9	$83.1	$85.3	$92.7	$342.0	$89.7	$94.2	$92.0	$99.3	$375.1
Revenue (5/4)	$78.6	$77.2	$80.1	$86.9	$322.8	$86.1	$89.7	$87.8	$95.0	$358.5
Decline	(2.9%)	(7.1%)	(6.1%)	(6.2%)	(5.6%)	(4.0%)	(4.8%)	(4.6%)	(4.3%)	(4.4%)
Broadcom believes that the lower estimates in light of the continued decline in revenue reflect increased uncertainty around future standalone revenue opportunities. If analysts believed that Emulex as a standalone entity had improved opportunities or an ability to gain market share from competitors, this would have been reflected in the form of increased estimates.
Preliminary Consent Statement
General

[3]	See Exhibit B which has been provided to the Staff supplementally.

[4]	Emulex guidance provided during April 27, 2009 earnings call. See Exhibit C which has been provided to the Staff supplementally.

[5]	Sources: Emulex’s Quarterly Reports on Form 10-Q for the quarters ending December 30, 2007, March 30, 2008, September 28, 2008, December 28, 2008, and March 29, 2009. Emulex’s Current Report on Form 8-K filed on August 7, 2008. See Exhibit D which has been provided to the Staff supplementally.

[6]	See Exhibit E which has been provided to the Staff supplementally.
Confidential Treatment Requested by Broadcom Corporation and Fiji Acquisition Corporation
BC/FAC 05182009 — 4

Daniel F. Duchovny
Securities and Exchange Commission
May 18, 2009

5.	Please file the offer document, or appropriate excerpts, as soliciting materials.

Response: Broadcom is filing appropriate excerpts of the offer document herewith under cover of Schedule 14a-12.

6.	Given that your solicitation has the ultimate purpose of facilitating your acquisition of Emulex, please tell us what consideration you have given to including pro forma financial statements of the combined company.

Response: Rule 11-01 of Regulation S-X provides that the pro forma effects of a business combination need not be presented pursuant to that rule if separate financial statements of the acquired business are not included in the filing. Financial statements of Emulex are not required to be included in the Preliminary Consent Statement or Schedule TO, accordingly, Broadcom did not include Emulex’s financial statements or the pro forma effects of the proposed transaction in those documents. In connection with future filings, including any Form 8-K announcing the consummation of acquisition of Emulex, Broadcom will evaluate whether pro forma financial statements of the combined company are required based on then-current information and, if so, will include them. Because the offer is an all cash tender offer, Broadcom does not believe that pro forma financial statements would materially assist Emulex’s stockholders in their consideration of whether to accept the offer.
Cover Letter
7.	Please revise the fifth paragraph on page 2 to clarify that the submission of a consent to Broadcom does not ensure that security holders will have an “opportunity to accept the payment for [their] shares” as there are several intermediate events that must occur for that to happen.

Response: Broadcom is filing herewith an amendment to the Preliminary Consent Statement (the “Amended Preliminary Consent Statement”). Please see the revised text of the fifth paragraph on page 2 of the Amended Preliminary Consent Statement. Broadcom has inserted the words “subject to the satisfaction of the remaining conditions to the Offer and tender of your shares” to clarify that the submission of a consent to the Company alone does not ensure that security holders will have an opportunity to accept the payment for their shares pursuant to the Offer.

Please also note the disclosures in the second and third paragraphs on page 3 of the Amended Preliminary Consent Statement and the section of the Amended Preliminary Consent Statement entitled “Questions and Answers Relating to the Consent Solicitation – If you consent to the Proposals, are you agreeing to tender your shares in the Offer?” on page 12, which emphasize that the offer is made only pursuant to the Offer to Purchase and that stockholders must separately tender their shares pursuant to the Offer if they wish to participate in the offer, and the sections of the Amended Preliminary Consent Statement entitled “About the Tender Offer” and “Questions and Answers Relating to the
Confidential Treatment Requested by Broadcom Corporation and Fiji Acquisition Corporation
BC/FAC 05182009 — 5

Daniel F. Duchovny
Securities and Exchange Commission
May 18, 2009

Consent Solicitation – What must happen to complete the Offer?” on pages 5 and 11, respectively, which describe the conditions precedent to the consummation of the offer.

8.	Please revise the second paragraph to clarify the timing of the actions Emulex took to “obstruct a potential acquisition, including amending [its] bylaws and adopting a ‘poison-pill’ rights plan.”

Response: Broadcom is filing herewith the Amended Preliminary Consent Statement. Please see the revised second paragraph and new third paragraph of the cover letter to the Amended Preliminary Consent Statement. Broadcom has deleted the words “and has taken action designed to obstruct a potential acquisition, including amending Emulex’s bylaws and adopting a ‘poison-pill’ rights plan” from the second paragraph and added the following new third paragraph to clarify the actions taken by Emulex:
“Emulex’s board continues to frustrate the ability of its stockholders to decide for themselves whether to accept the offer for their shares. In response to our initial December 2008 inquiry, in January 2009 Emulex’s board took action designed to obstruct a potential acquisition, including amending Emulex’s bylaws and adopting a “poison-pill” rights plan. To date, it has refused to take any action to permit stockholders to accept our offer.”
About the Tender Offer, page 5
9.	Please revise this section to reflect any revisions made as a result of our comments to the tender offer documents below.

Response: Broadcom is filing herewith the Amended Preliminary Consent Statement. Broadcom has revised the section of the Amended Preliminary Consent Statement entitled “About the Tender Offer” to reflect revisions to the Offer to Purchase made as a result of the Staff’s comments to the tender offer documents.
Background of the Solicitation, page 6
10.	Please provide us supplementally with a copy of the complaint filed against Emulex with the Delaware Court of Chancery on April 21, 2009.

Response: Broadcom supplementally furnished a copy of the First Amended Complaint filed by Broadcom Corporation against Emulex Corporation, and Fred B. Cox, Michael P. Downey, Bruce C. Edwards, Paul F. Folino, Robert H. Goon, Don M. Lyle, James M. McCluney, and Dean A. Yoost, filed in the Court of Chancery of the State of Delaware on May 5, 2009, to the Commission on May 6, 2009 via EDGAR as a correspondence file. The First Amended Complaint amended and restated the complaint filed against Emulex on April 21, 2009. We will email a courtesy copy to the Staff supplementally.

11.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for
Confidential Treatment Requested by Broadcom Corporation and Fiji Acquisition Corporation
BC/FAC 05182009 — 6

Daniel F. Duchovny
Securities and Exchange Commission
May 18, 2009

opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note your assertion that your offer price represents an 85% premium to Emulex’s enterprise value and a 42% premium to the Median Analyst 12 Month Price Target.
Response: The median price target as of April 20, 2009 is shown below per Thomson First Call.7

BofA-ML	$7.00
BMO Capital Markets	$6.00
Goldman Sachs	$7.50
JP Morgan	$6.00
RBC Capital Markets	$6.00
Robert W. Baird	$8.00
ThinkEquity	$7.00
Wedbush Morgan	$6.00

Median	$6.50

Offer Price	$9.25
Premium to Median	42%
     The enterprise value premium calculation is below8.

	At $9.25	April 20, 2009
Emulex Stock Price:	$9.25	$6.61
Diluted Shares Outstanding (mm):	82.5	82.5

Market Value ($ in mm):	$763.5	$545.6
Less: Net Cash ($ in mm):	(285.2)	(285.2)

Enterprise Value ($ in mm):	$478.3	$260.4

Premium to 4/20 Enterprise Value:	84%
Note: Broadcom used “approximately 85%” because the share count and cash balance available in the public domain were from December 28, 2008.

12.	Refer to the first paragraph under the caption “Significant Premium Without Risk” on page 7. Given that Emulex security holders may have acquired Emulex shares at different, and possibly higher prices, than your offer price, please clarify how your April 21 proposal offered “an attractive . . outcome for their investment.”

Response: Although Emulex security holders may have acquired Emulex shares at different, and possibly higher, prices than our offer price, Broadcom believes that the attractiveness of our offer to such security holders should be viewed in the context of the then-current market value and then-current prospects of such investment at the time of

[7]	See Exhibit F which has been provided to the Staff supplementally.

[8]	Enterprise value calculations are based on share count and cash balances as of December 28, 2008. See Exhibit G which has been provided to the Staff supplementally.
Confidential Treatment Requested by Broadcom Corporation and Fiji Acquisition Corporation
BC/FAC 05182009 — 7

Daniel F. Duchovny
Securities and Exchange Commission
May 18, 2009

our offer. Parent has identified several criteria that it believes to be important to security holders (i.e., premium to closing price, premium to enterprise value and premium to the Median Analyst 12 Month Price Target) and believes that on this basis security holders may reasonably determine that the April 21 proposal offered an attractive outcome for their investment when compared to both the then-current market and standalone prospects.
13.	Refer to the last paragraph under the caption “Significant Premium Without Risk” on page 7. Please disclose the trading multiples and operating cash flow that would allow Emulex security holders to “realize an attractive value now.”

Response: Broadcom believes QLogic and Brocade represent the closest comparable companies to Emulex. QLogic’s and Brocade’s trading multiples as of April 20, 2009 are shown below, along with the implied multiples for Emulex at Broadcom’s offer of $9.25. EBITDA is used as a proxy for operating cash flow. On both an EBITDA and P/E basis, Broadcom’s offer represents a premium multiple.

($ in millions)	QLogic @ Market [9]		Brocade @ Market		Emulex @ $9.25
	Statistic [10]	Multiple	Statistic [11]	Multiple	Statistic [12]	Multiple
CY 2009 EV/EBITDA	$161.6	7.0x	$486.0	6.2x	$41.9	11.4x
CY 2010 EV/EBITDA	$178.3	6.3x	$512.4	5.8x	$56.3	8.5x
CY 2009 P/E	$0.94	12.7x	$0.45	9.8x	$0.29	31.9x
CY 2010 P/E	$1.14	10.4x	$0.55	8.0x	$0.47	19.7x
Questions and Answers Relating to this Consent Solicitation, page 10
14.	Please include disclosure of the number of consents required to approve each of your proposals.

[9]	Based on April 20, 2009 closing price of $11.91 for QLogic and $4.40 for Brocade. QLogic enterprise value includes restricted stock units per QLogic’s Quarterly Report on Form 10-Q for the period ending December 28, 2008. Brocade enterprise value includes diluted shares based on the treasury share method and restricted stock units per Brocade’s Quarterly Report on Form 10-Q for the period ending January 24, 2009.

[10]	QLogic EBITDA based on Wall Street Research for Fiscal Year EBITDA and adjusted to calendar years based on quarterly operating profit distribution per Thomson First Call. QLogic EPS based on mean estimates per Thomson First Call. See Exhibit H which has been provided to the Staff supplementally.

[11]	Brocade operating statistics for the twelve month period ended October 2009 and 2010 assumed to be a proxy for CY 2009 and CY 2010. CY 2009 EBITDA based on mean estimates for Brocade per Thomson First Call. CY 2010 EBITDA based on the sum of (a) mean estimates for Operating Profit for Brocade per Thomson First Call and (b) estimates for CY 2010 depreciation and amortization. Estimates for CY 2010 depreciation and amortization based on applying FY 2008 depreciation and amortization (as a % of FY 2008 revenue) ratio to mean estimates for Brocade’s CY 2010 revenue per Thomson First Call. EPS based on mean estimates per Thomson First Call. See Exhibit I which has been provided to the Staff supplementally.

[12]	EBITDA based on mean estimates for Fiscal Year EBITDA for Emulex per Thomson First Call and adjusted to calendar year based on quarterly operating profit distribution per Thomson First Call. EPS based on mean estimates per Thomson First Call. See Exhibit J which has been provided to the Staff supplementally.
Confidential Treatment Requested by Broadcom Corporation and Fiji Acquisition Corporation
BC/FAC 05182009 — 8

Daniel F. Duchovny
Securities and Exchange Commission
May 18, 2009

Response: Broadcom is filing herewith the Amended Preliminary Consent Statement. Please see the new second paragraph under the question “How many written consents must be received to take the proposed action?” on page 12 of the Amended Preliminary Consent Statement. Broadcom has added the following paragraph to disclose the number of consents required to approve each of the proposals:
“According to the Company’s Schedule 14D-9 filed on May 15, 2009, as of May 13, 2009, there were 82,922,844 Shares issued and outstanding. Assuming that the number of issued and outstanding Shares is 82,922,844, we believe that the consent of at least 41,461,423 Shares would be necessary to effect each of Proposals 1, 3, 4 and 5 and the consent of at least 8,292,285 Shares would be necessary to effect Proposal 2; provided, however, that if the Litigation is not successful, the consent of at least 55,281,896 Shares would be necessary to effect each of Proposals 1, 3, 4 and 5. The actual number of consents necessary to effect the Proposals will depend on the number of Shares issued and outstanding as of the Record Date and the outcome of the Litigation.”
This information is also set forth on page 22 of the Amended Preliminary Consent Statement under the heading “Consent Procedures”.
Additional Information
15.	To balance the disclosure, please revise each proposal to describe both the positive and negative effects of each proposal.
Response: Broadcom is filing herewith the Amended Preliminary Consent Statement. Please see the new third paragraphs under each of Proposals 1, 2, 3 and 4 of the Amended Preliminary Consent Statement, as set forth below.

Broadcom has added the following new paragraph as the third paragraph under Proposal 1 on page 15 of the Amended Preliminary Consent Statement:
“Proposal 1 would allow the stockholders of the Company to exercise their voting franchise by permitting the stockholders to call a special meeting. Approval of Proposal 1 may result in the imposition of nominal additional expenses on the Company related to holding special meetings called by the stockholders. We believe that these expenses would be largely mitigated by the 10% ownership threshold, which makes it unlikely that meetings will be called frequently or for frivolous purposes.”
Broadcom has added the following new paragraph as the third paragraph under Proposal 2 on page 16 of the Amended Preliminary Consent Statement:
“Proposal 2 would allow us to call the Special Meeting to be held to remove and replace the Board. Approval of Proposal 2 may result in the imposition of
Confidential Treatment Requested by Broadcom Corporation and Fiji Acquisition Corporation
BC/FAC 05182009 — 9

Daniel F. Duchovny
Securities and Exchange Commission
May 18, 2009

nominal additional expenses on the Company related to holding the Special Meeting.”
Broadcom has added the following new paragraph as the third paragraph under Proposal 3 on page 18 of the Amended Preliminary Consent Statement:
“Proposal 3 would allow stockholders of the Company to nominate candidates for election at a special meeting of the stockholders without having to provide a notice nominating such candidates and containing the information required by Section 3.18(b) of the Bylaws to the Company sixty (60) to ninety (90) days in advance of such special meeting. Approval of Proposal 3 could result in a larger number of eligible candidates being nominated for election at special meetings, which would have the potential to make such special meetings nominally longer. Approval of Proposal 3 could also result in nominations being made without stockholders having an opportunity to fully consider such nominees before executing their proxies.”
Broadcom has added the following new paragraph as the third paragraph under Proposal 4 on page 19 of the Amended Preliminary Consent Statement:
“Proposal 4 requires the Board to set a record date for special meetings requested by any stockholder or stockholders of the Company to facilitate the conduct of such meetings. As this is a purely procedural matter, we are not aware of any negative effects of this Proposal.”
Schedule TO-T
Offer to Purchase
Introduction, page 1
16.	The Rights Condition and the Section 203 Condition in this section are subject to a determination of your satisfaction of the conditions based on your sole discretion. Please revise each condition to include a reasonableness standard. The ability of each bidder to determine, in its sole discretion, whether a condition has occurred may render the offer illusory. Also apply this comment to any of the conditions in the section “Certain Conditions of the Offer” which are to be determined with respect to “the judgment of Purchaser.”
Response: Purchaser is filing herewith an amendment to the Schedule TO-T to revise the Rights Condition, the Section 203 Condition and the conditions in the “Certain Conditions to the Offer” so that any determination by Purchaser of whether or not such a condition to the offer has occurred will be in Purchaser’s “reasonable discretion” or in Purchaser’s “reasonable judgment.”
Confidential Treatment Requested by Broadcom Corporation and Fiji Acquisition Corporation
BC/FAC 05182009 — 10

Daniel F. Duchovny
Securities and Exchange Commission
May 18, 2009

17.	Please revise the condition in caption (vi) to describe the “expected value” of the acquisition or include a cross-reference to a location in the offer document where that disclosure is included.
Response: Purchaser is filing herewith an amendment to the Schedule TO-T to revise the condition in caption (vi) to more fully describe the concept of “expected value” as “expected economic value”, a standard that Broadcom believes is objective and needs no further description, as follows:
“the Company not having entered into or effectuated any agreement or transaction with any person or entity having the effect of impairing Purchaser’s or Parent’s ability to acquire the Company or otherwise diminishing the expected economic value to Parent of the acquisition of the Company.”
18.	Please tell us the authority upon which you rely to state that you believe “the [Emulex] Board has a fiduciary duty to approve the Offer and take any action necessary to satisfy the Section 203 Condition, the Rights Condition, the Second-Step Merger Condition and the other conditions to the extent it is within the Board’s power to do so . . .” Alternatively, delete the statement.
Response: Purchaser is filing herewith an amendment to the Schedule TO-T to delete the above statement.
Certain Information Concerning the Company, page 13
19.	Revise your disclosure in the paragraph “Available Information” to reflect the new address of the SEC at Station Place, 100 F Street, N.E., Washington, D.C. 20549.
Response: Purchaser is filing herewith an amendment to the Schedule TO-T to revise the paragraph “Available Information” to reflect the new address of the Commission.
Certain Information Concerning the Purchaser and Parent, page 16
20.	Please tell us why you need to qualify your disclosure “to the best knowledge of Purchaser.” What prevents you from knowing and disclosing this information? Please explain or delete the qualifiers.
Response: Purchaser is filing herewith an amendment to the Schedule TO-T to delete the above qualifiers.
Certain Conditions of the Offer, page 26
21.	We note the language in the last paragraph in this section that the bidders’ “failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right.” If an event triggers a listed offer condition, and the bidders determine to proceed with the offer anyway, they have waived the offer condition. When an offer condition is
Confidential Treatment Requested by Broadcom Corporation and Fiji Acquisition Corporation
BC/FAC 05182009 — 11

Daniel F. Duchovny
Securities and Exchange Commission
May 18, 2009

triggered by events that occur during the offer period and before the expiration of the offer, the bidders should inform security holders how it intends to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding supplementally.
Response: Purchaser confirms its understanding that when it becomes aware that an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, it will inform security holders how it intends to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.
22.	With respect to the same paragraph referenced immediately above, we note that the disclosure suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. When a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.
Response: Purchaser confirms its understanding that the waiver of a condition may be a material change to the offer that could require the extension of the offer and recirculation of new disclosure to security holders.
     In addition, in response to the Staff’s request on page 5 of the Comment Letter, enclosed is an acknowledgment letter from Eric K. Brandt, Senior Vice President and Chief Financial Officer of Parent, and DeAnn Work, Vice President and Secretary of Purchaser.
     For the Staff’s convenience, we will arrange for you to receive separately a copy of the amendment to the Preliminary Consent Statement that is marked to show cumulative changes from the Preliminary Consent Statement that was originally filed on May 5, 2009.
     We kindly request that you confirm that this letter satisfactorily addresses the comments referred to in the Comment Letter.
Confidential Treatment Requested by Broadcom Corporation and Fiji Acquisition Corporation
BC/FAC 05182009 — 12

     If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact the undersigned at (650) 470-4662 or Kenton J. King at (650) 470-4530.
Very truly yours,
/s/ Leif B. King
Leif B. King

cc:	Arthur Chong, Senior Vice President, General Counsel and Secretary
Broadcom Corporation
Kenton J. King
Skadden, Arps, Slate, Meagher & Flom LLP
Confidential Treatment Requested by Broadcom Corporation and Fiji Acquisition Corporation
BC/FAC 05182009 — 13